BOSCO HOLDINGS, INC.

26 Utkina Street, Suite 10

Irkutsk, Russia 664007

January 11, 2010

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:  Jenn Do, Division of Corporate Finance

Dear Sirs:

Re: Form 10-K for the fiscal year ended March 31, 2009

and Form 10-Q for the interim period ended June 30, 2009

Further to your letter dated October 30, 2009 regarding the above noted filings, we respond to your comments as follows:

Form 10-K for the year ended March 31, 2009

Item 8. Financial Statements and Supplementary Data, page 13

1.  We refer to the letter dated August 31, 2009, in which we asked you to address your re-audit requirements no later than September 11, 2009, due to the deregistration of Moore & Associates.  Please advise.

Due to the deregistration of Moore & Associates, we have instructed our new independent accountant to reaudit our financial statements for the fiscal years ended March 31, 2007, 2008 and 2009.

2. Notwithstanding the comment above, we note the Moore & Associates audit report opined on the “period from inception on December 13, 2006 to March 31, 2008”, as well as for the year ended March 31, 2009 and from inception on December 13, 2006 through March 31, 2009.  However, the periods presented in the accompanying financial statements include the year ended March 31, 2009, the year ended March 31, 2008 and inception on December 13, 2006 through March 31, 2009.  Please amend your Form 10-K to provide a revised audit report that includes the year ended March 31, 2008, in its scope.  Refer to Rule 8-02 of Regulation S-X.

We will advise our new independent accountants of the required audit scope and file its audit report with our amended annual report on Form 10-K upon receipt.

Item 9A(T).  Controls and Procedures, page 24

3. In the second paragraph of disclosure under the heading “Evaluation of Disclosure Controls and Procedures,” you discuss how a control system can only provide reasonable, not absolute, assurance that the objectives of the control system are met.  In your amended report, please revise your disclosure to clarify whether your disclosure controls and procedures were effective or ineffective at this reasonable assurance level.  Also, please expand the disclosure to explain specifically why the disclosure controls and procedures were not effective, including all relevant details.  This may include referring to the material weaknesses discussed in your report on internal control over financial reporting.

We will amend our annual report to disclose that our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses discussed in our report on internal control over financial reporting.

Management had not developed a system to ensure that all financial information necessary for the preparation of our financial statements was compiled pursuant to a diarized schedule in order to ensure that we met the reporting company filing deadlines.  As well, because our sole director is not considered a financial expert, there was no control in place to ensure that all disclosures required were originally addressed in our financial statements.

4. We note the two material weaknesses discussed on pages 24-25.  Please tell us the amounts involved, in any.  As applicable, provide us with a schedule of adjustments recorded in connection with each material weakness.  Clearly explain the reason for each adjustment.  For each adjustment, show us the impact on pre-tax net loss.  Quantify the net effect of all adjustments on pre-tax net income (loss).  Also, tell us why none of the adjustments relate to prior periods.  Explain in detail why you believe the timing of each adjustment is appropriate.

No adjustments were recorded in connection with each of the material weaknesses discussed on pages 24 and 25.

Form 10-Q for the period ended June 30, 2009

Item IV.  Controls and Procedures, page 17

5. In the first paragraph of page 18, you conclude that your “disclosure controls and procedures were not effective as of June 30, 2009 to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.”  However, in the last sentence of the second paragraph on the same page, you state that your chief executive officer/chief financial officer concluded that as of the end of the period covered by this report, your “disclosure controls and procedures were effective and were operating at the reasonable assurance level.”  Please explain this inconsistency and amend your filing to provide a single clear conclusion pursuant to Item 307 of Regulation S-K.

If your principal officers have concluded your disclosure controls and procedures were effective at the reasonable assurance level, please explain to us how this is possible, given the material weaknesses in internal control over financial reporting identified in your 10-K and your disclosure that there was no change in your internal control over financial reporting during the quarter.  If your principal officers have concluded disclosure controls and procedures were ineffective, please provide a discussion of the material weaknesses, with the relevant material details.  Refer to Rule 8-02.

Our disclosure on page 18 of our Form 10-Q should indicate that our disclosure controls and procedures were not effective and were not operating at the reasonable assurance level as of the end of the noted period.  The same weaknesses disclosed in our annual report on Form 10-K for the fiscal year ended March 31, 2009 were in existence at the end of the June 30, 2009 quarter.

Once our new independent accountant completes the audits of our financial statements for the fiscal years ended March 31, 2007, 2008 and 2009, we will amend the above-noted filings in response to your comments and file them via EDGAR.

Yours truly,

BOSCO HOLDINGS, INC.

/S/  ALEXANDER DANNIKOV

ALEXANDER DANNIKOV, President